

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
John M. Stephens
CFO
MDC Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

> Re: **MDC Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed January 31, 2013**
>   **Response dated April 4, 2013**
>   **File No. 1-8951**

Dear Mr. Stephens:

    We have reviewed your response letter dated April 4, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

22. Supplemental Guarantor Information, page F-41

1. We note your response to comment 6 in our letter dated March 25, 2013. First, please tell us the form and the date the form was filed that includes the original indenture that discloses the terms of the guarantor subsidiary release provisions and any other conditions that a guarantor subsidiary must meet to be released from the guarantee. Second, please revise the draft disclosure you provided to clearly disclose the event or transaction that would need to occur for a guarantor subsidiary to be released. In this regard, we note that a guarantor "may be released from its guarantee so long as" the five listed conditions are met. However, it does not appear from the disclosures provided in the senior notes' prospectuses that these are the conditions that would result in the release of a guarantee on their own.

2. We note your response to comment 7 in our letter dated March 25, 2013, in which you note that you intend to remove disclosure of the subsidiaries that are non-guarantors of the senior notes. Please confirm to us that all of the subsidiaries listed in Exhibit 21 and are not

included in your draft disclosure included in your response to comment 6 are the non-guarantor subsidiaries.

3. We note from your response to comment 9 in our letter dated March 25, 2013, that you identified an error in your condensed consolidating statements of cash flows for each period presented. Please provide us with a comprehensive analysis regarding the materiality of the error based on the guidance in ASC 250-10-S99-1. Please note that the condensed consolidating financial statements are provided in lieu of providing separate financial statements for each guarantor subsidiary and should be presented with the same diligence for compliance with US GAAP and Regulation S-X as your consolidated financial statements. As part of your response, please provide us with the disclosures you would provide in accordance with the guidance in ASC 250-10-50-7 – 50-10.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief